Amendment No. 1 to Notice of Meeting of Panthera Exploration Inc.

(the “Company”)

This is Amendment No. 1 to the Notice of the 2009 Annual General Meeting of the shareholders of the Company dated May 25, 2009 (the “Notice”) and the accompanying Information Circular thereto for the Annual General Meeting of the Company, which was to be held on Monday, June 29, 2009 (the “Meeting”).  While the Meeting will be held at the same place, the Notice is hereby amended to change the date and time of the Meeting to 10:00 am (local time) on:

Wednesday, July 22, 2009

The Notice is hereby further amended to add that the Meeting will be an Annual and Special General Meeting of the Company, for the purposes of adding the following special business:

To consider and, if thought advisable, to pass a special resolution approving the sale or other disposition to Golden Arrow Resources Corp. (the “Disposition”) of the Company’s four (4) properties located in Peru known as the Cocha, Mitu, Fuyani and Acero properties, and a 51% interest in the Mogote Property, located in Argentina, representing all or substantially all of the Company’s undertaking, as more particularly set out in the attached Schedule “A”.

AND TAKE NOTICE that dissenting shareholders in respect of the proposed Disposition are entitled to be paid the fair value of their shares, subject to strict compliance with Section 238 of the Business Corporations Act (British Columbia) (“BCBCA”).  Pursuant to the BCBCA, a registered shareholder may until 5:00 p.m. (local time) on July 20, 2009 give the Company a notice of objection by registered mail addressed to the Company at the Terminal City Club Tower, Suite 709, 837 West Hastings St., Vancouver, British Columbia, V6C 3N6, with respect to the Disposition.  As a result of giving a notice of objection, a shareholder may, on receiving a notice of implementation of the resolution approving the Disposition under Section 238 of the BCBCA, require the Company to purchase all of the shares of the Company held by such shareholder in respect of which the notice of dissent was given.  This Dissent Right is described in the accompanying Schedule "A" in respect of the Meeting.  The attached Schedule “A” provides additional information relating to the matters to be dealt with at the Meeting, and is deemed to form part of this Notice.  Any adjourned or postponed meeting resulting from an adjournment or postponement of the Meeting will be held at a time and place to be specified either by the Company before the Meeting or by the Chair at the Meeting.

Accompanying this Amendment No. 1 is an Amended Form of Proxy.  A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxyholder to attend and vote in his stead.  If you are unable to attend the Meeting, or any adjournment thereof, in person, please read the Notes accompanying the Amended Form of Proxy enclosed herewith and then complete and return the Proxy within the time set out in the Notes.  The enclosed Amended Form of Proxy is solicited by Management and will revoke any prior delivered proxy but, as set out in the Notes, you may amend it if you so desire by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, B.C., this 17th day of June, 2009.

BY ORDER OF THE BOARD OF DIRECTORS

"Nikolaos Cacos"

President

SCHEDULE “A”

This Schedule forms a part of the Notice and Information Circular of the 2009 Annual and Special General Meeting of shareholders of Panthera Exploration Inc. (hereinafter called the "Company"), and is furnished in connection with a solicitation of proxies for use at that Meeting and at any adjournment thereof.

Except as expressly amended hereby, the Information Circular dated May 25, 2009 for the Meeting is hereby ratified, confirmed and approved.  The time for the deposit of the amended form of Proxy in the manner as set forth in the Information Circular is extended to 10:00 am on July 20, 2009.

The following disclosure is added to the Information Circular under a new heading, “SPECIAL BUSINESS OF THE MEETING”:

SALE OR OTHER DISPOSITION OF UNDERTAKING

Background and Reasons for Sale

By a Property Transfer Agreement dated May 25, 2009 (the “Property Agreement”), the Company agreed to sell and transfer to Golden Arrow Resources Corp. (“Golden Arrow”) all of the Company’s interests in four (4) properties located in Peru known as the Cocha, Mitu, Fuyani and Acero properties, and a 51% interest in the Mogote Property, located in Argentina (collectively, the “Properties”), representing all or substantially all of the Company’s undertaking, and more particularly described as follows:

Cocha,  Acero, Fuyani and Mitu Properties, Peru

Project	Claim	Ownership	File No.	Hectares
Acero	Acero 1	Recursos de los Andes S.A.C.	010-2343-05	800
	Acero 2		010-2344-05	900
Cocha	Cocha 1	Recursos de los Andes S.A.C.	01-03261-05	900
	Cocha 2		01-03262-05	1000
	Cocha 3		01-03263-05	500
	Cocha 4		01-04495-06	1000
	Cocha 5		01-04497-06	1000
	Cocha 6		01-04496-06	1000
	Cocha 7		01-04498-06	1000
	Cocha 8		01-04494-06	700
Fuyani	Fuyani	Recursos de los Andes S.A.C.	01-00875-06	1000
Mitu	Mitu 1	Recursos de los Andes S.A.C.	01-00869-06	1000
	Mitu 2		01-00870-06	1000
	Mitu 3		01-00871-06	1000
	Mitu 4		01-00872-06	1000

Mogote Property, San Juan Province, Argentina

FILE N°	PROPERTY NAME	SURFACE
425.098-A-00	ADELA 1	1999 has
Mine

156.277-S-76	MOGOTES 1	54 has
Mine

156.280-S-76	MOGOTES 4	54 has
Mine

156.281-S-76	MOGOTES 5	54 has
Mine

156.282-S-76	MOGOTES 6	54 has
Mine

156.283-S-76	MOGOTES 7	54 has
Mine

156.285-S-76	MOGOTES 9	54 has
Mine

156.290-S-76	MOGOTES 14	54 has
Mine

520.275-V-97	MOGOTES NORTE	1651 has
Mine

520.274-V-97	MOGOTES SUR	2126 has
Mine

338579-R-92	MOGOTES	2348 has
Cateo

338.579-R-92	Exploration	2349 has
Permit

112442-I-07	Exploration	148 has
Permit

112443-I-07	Exploration	166 has
Permit

The Company has conducted exploration work on the Properties since 2003 for the Mogote property in Argentina, and since 2004 for the other four (4) Peruvian properties.  The Company has incurred a total of $1,468,502 in acquisition costs and another $6,535,083 in exploration work over that period, with the primary expenditures being for the Mogote property of $1,389,309 in acquisition costs and $1,583,813 in exploration work.  The Company also holds the Roy property consisting of 478 hectares located in the Walker Lane epithermal belt of west central Nevada.  The Company currently has total indebtedness of over $650,000.

The Company had financed the acquisition and exploration costs on the Properties through equity financing, and in addition for the Mogote property by a 51%/49% joint venture with Golden Arrow (which originally optioned to the Company in 2003 and still holds 49% of the Mogote property).  Unfortunately, the prevailing current economic conditions have inflicted a severe blow to the viability of sustaining the Company’s operations in Peru and Argentina.  Being unable to raise new equity financing, and with the substantial accumulated corporate debts, the Company came to the conclusion in early 2009 that it cannot sustain its operations in South America.  In result, the Company wrote down its investment in the Properties for its first quarter ended March 31, 2009 by another $1,279,502.  Furthermore, the ongoing maintenance requirements for the concessions in Peru required significant financial payments of $107,000 before the end of June 2009.  Due to the current weak financial position of the Company, it would have been unable to make these property payments, and the concessions would have lapsed.  Accordingly, the Management of the Company had to make the difficult decision of ceasing operations in South America and liquidating its assets.

Efforts Management has Made to Secure Best Price

The Company monitored the growing credit crisis through August 2008, and in early 2009 initiated early discussions with possible purchasers of the projects, as a parallel activity to discussions with project funding sources.  As the global financial crisis grew, and commodity and equity prices collapsed, the interest of brokers in taking on any new equity financing for a junior exploration company with projects in South America waned and the range of offering prices spiraled downwards.

The deteriorating equity markets made it impossible for the Company to complete project financing through issuing additional equity in the Company given the amounts required to be raised and the financial market conditions.  In result, faced with the prospect of losing the Properties through forfeiture, the decision was made to sell the Company’s interests in the Properties, and maintain the Roy property in Nevada.

Golden Arrow originally optioned to the Company in 2003, and has been a joint venture partner of the Company on, the Mogote property since the Company earned its 51% interest therein in 2008.  The Board of Directors of the Company has two directors in common with Golden Arrow, Nikolaos Cacos, President and CEO of the Company, and Dr. David Terry, P. Geo., and accordingly under the policies of the TSX Venture Exchange (the “Exchange”), the Company therefore deals with Golden Arrow on a non-arm’s length basis.  Golden Arrow is an informed purchaser, knowledgeable about the mineral exploration industry in general and the exploration and development of properties in South America in specific.  Golden Arrow was an obvious potential purchaser for the Properties, due to its existing 49% interest in the Mogote property.

On the basis of other discussions with possible purchasers, and the lack of potential sources of funding available to the Company to finance development of these projects, and the Fairness Opinion described below, Management is of the opinion that the purchase price payable for the Properties under the Property Agreement is fair and reasonable, given the uncertainty as to how long the current financial environment will last, the uncertainties regarding the on-going market value of the Properties, and the costs, capital investment, and timeline required to develop these projects.  Management was also mindful of the fact that significant property maintenance costs of

$107,000 are due by the end of June 2009 to maintain the Peruvian properties in good standing, failing which these properties and the Company’s significant investment therein will be lost.

Terms and Conditions of the Property Agreement

Pursuant to the terms of the Property Agreement, Golden Arrow will purchase the Properties from the Company for consideration of US$150,000, and grant to the Company a one percent (1%) net smelter returns royalty (the “NSR Royalty”), one half of which may be purchased by Golden Arrow for US$1 million.  Golden Arrow will also assume all of the ongoing property maintenance requirements of the Properties, estimated at a cost of $107,000 for claim validation fees.

The USD$150,000 to be paid by Golden Arrow for the Properties, will assist the Company in paying down its indebtedness.  The Company plans to aggressively pursue its debt reduction plans, and the Disposition is part of a wider re-organization plan to finance or settle all of the Company’s outstanding debts.

Fairness Opinion

The board members who are independent of any material interest in Golden Arrow or the Disposition, being Messrs. Jerry Minni, Gerald Carlson and Robert Coltura, approved the Disposition by way of directors’ consent resolutions.  The disinterested members of the Company’s board of directors commissioned Bruce McKnight Advisor Services (“McKnight”) to prepare a fairness opinion regarding the Disposition.  McKnight prepared a fairness opinion dated May 22, 2009 (the “Fairness Opinion”), which found that the terms of the Disposition were fair and reasonable from a financial point of view to the shareholders of the Company.

The Fairness Opinion made the following determinations: The Properties have a value of $300,000 using an adjusted appraised value method, and $290,000 using an adjusted comparable transactions method.  The average of these two amounts should be discounted by 4% as a result of the NSR Royalty, meaning the Properties have an estimated net aggregate value of $280,000, which is about $105,000 above the value of the offer in Canadian dollars.  As Golden Arrow would have been required to pay $107,000 in claim validation fees in respect of the Properties, McKnight considered Golden Arrow’s total cost for the Properties to be approximately $282,000, which is almost identical to the estimated aggregate net value thereof.

Interim Bridge Financing and Collateral Security

In view of the Company’s lack of financial resources, and the pending deadline for the property maintenance payments (failing payment of which the Peruvian properties would be lost), on June 15, 2009 the Company agreed to borrow the sum of $150,000 from Golden Arrow (the “Loan”), and the Company will use the Loan proceeds to maintain the Properties in good standing and for general working capital requirements.  The Loan will be a short term loan repayable after 90 days on demand, with interest at 4% per annum.  The Loan is secured by a promissory note and a general security interest in favour of Golden Arrow against the Properties, including any successor or substitute titles, and any equipment located on the Properties, all technical data and information concerning the Properties, and any insurance or sale proceeds therefrom.  In result, if the Disposition is not approved by the shareholders of the Company at the Meeting (as described below), and the Company fails to repay the Loan to Golden Arrow by September 13, 2009, then Golden Arrow will be in a position to demand immediate repayment, and if the Company fails to repay the Loan, seize possession of the Properties under its collateral security for the Loan.  In the alternative, if the Disposition is approved by the shareholders of the Company and the transfer of the Properties to Golden Arrow is completed, then the Loan will be considered as a prepayment towards and offset of the acquisition price of the Properties, less any maintenance fees for the Properties paid by the Company, upon the closing of the Property Agreement.  If the Disposition is not approved by the shareholders of the Company, and Loan is repaid in full by the Company, then the Company has granted Golden Arrow the right of first refusal to acquire the Properties, if the Company wishes to sell the Properties within the next two years.  The Loan was approved by the disinterested directors of the Company, with the two common directors (Messrs. Cacos and Terry) declaring the nature and extent of their interests and abstaining from voting on the Loan.

Exercise of Dissent Rights may result in non-completion of the Sale

The Board of Directors of the Company may elect not to complete the Disposition, if shareholders holding greater than 2% of the Company's issued and outstanding shares exercise their Dissent Rights (as defined below) in respect of the Disposition.

Request for Shareholder Approval

Management recommends that shareholders of the Company adopt the special resolution approving the Disposition to Golden Arrow.  Management believes that the Disposition will benefit the Company for the reasons set out herein, and will allow the Company to continue as a going concern and pursue other business opportunities.  The Company cautions that should the special resolution approving the Disposition not pass, then the Company could lose all of its mineral property interests in the Properties regardless, and its continued existence as a going concern could be placed in doubt.  The special resolution must be approved by not less than two-thirds of the votes cast by the shareholders present in person or by proxy at the Meeting (a “Special Resolution”).

In addition, under the policies of the Exchange, the Special Resolution must also be approved by a majority of the “disinterested shareholders” of the Company.  The term “disinterested shareholders” means any shareholders of the Company, who are not directly or indirectly interested in the Disposition, such as Nikolaos Cacos and David Terry, or Golden Arrow, its directors and officers, and their associates and affiliates.

Accordingly, shareholders will be asked to consider and, if thought acceptable, to pass a Special Resolution, as follows:

“BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT the sale or other disposition by way of a property transfer agreement dated May 25, 2009 with Golden Arrow Resources Corp. (“Golden Arrow”), transferring to Golden Arrow all of the Company’s interests in the Properties (as defined herein), which represents all or substantially all of the business and undertaking of the Company, is hereby authorized and approved.”

Dissent Rights of Shareholders

In the case of a sale of all or substantially all of the undertaking of a company, the Company is required to provide rights of dissent (the "Dissent Rights") to its shareholders pursuant to Part 8 of the Business Corporations Act (British Columbia) (the "BCBCA").  As the Disposition could potentially be considered the sale of all or substantially all of the Company's undertaking, the Company is providing Dissent Rights to shareholders in accordance with the requirements of Part 8 of the BCBCA, as described under "Rights of Dissenting Shareholders" below.

Any holder of common shares of the Company is entitled to be paid the fair value of his or her shares in accordance with Section 245 of the BCBCA, if such holder duly dissents to the Disposition, in accordance with the provisions of the BCBCA and the Disposition becomes effective.  A shareholder is not entitled to dissent with respect to such holder's shares, if such shareholder votes any of those shares in favour of the Special Resolution authorizing the Disposition.  A brief summary of the provisions of Sections 237 to 247 of the BCBCA and the Dissent Rights is provided in the following section.

Exercise of Right of Dissent

Shareholders who wish to dissent should take note that any exercise of the right of dissent requires strict compliance with the applicable dissent procedures of the BCBCA, and failure of a shareholder to properly follow such procedures may result in the loss of that shareholder's Dissent Rights.  The shareholder must send to the Company a written notice of dissent setting forth the information prescribed in Section 242(4) of the BCBCA, to the Company at the address provided below, at least 2 days before the date of the Meeting.

After the Special Resolution is approved by the shareholders, and if the Company notifies the dissenting Shareholder of its intention to act upon the Special Resolution pursuant to Section 243 of the BCBCA, the dissenting shareholder is then required within one month after the Company gives such notice, to send to the Company at the address provided below, the following:

1.

a written statement that the shareholder requires the Company to purchase all of the shares in respect of which such shareholder has given notice of dissent;

2.

the certificate or certificates, if any, representing shares; and

3.

a written statement prepared in accordance with Section 244(1)(c) of the BCBCA if the dissent is being exercised by the shareholder on behalf of a beneficial holder.  The written statement of the dissenting shareholder must contain certain information as set forth in Section 244(2) of the BCBCA, if the dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder.

The Company and a dissenting shareholder who has duly exercised his or her Dissent Rights may agree on the value to be paid for such holder's shares.  Alternatively, either the dissenting shareholder who has duly exercised his Dissent Rights, or the Company, may apply to the Court for an order requiring such holder's shares to be purchased, fixing the price and terms of the purchase and sale, or ordering that they may be determined by arbitration or by reference to the Registrar of Companies under the BCBCA, or a referee of the Supreme Court of British Columbia (the "Court"), and the Court may make such order and such consequential orders or directions as the Court considers appropriate.  There is no obligation on the Company to make application to the Court.

Address for Delivery of Notice of Dissent

All notices of dissent pursuant to Section 242(4) of the BCBCA should be sent to:

Panthera Exploration Inc.
Terminal City Club Tower

Suite 709, 837 West Hastings St.

Vancouver, B.C., V6C 3N6

Strict Compliance with Dissent Provisions Required

The foregoing summary does not purport to provide a comprehensive statement of the procedures to be followed by a dissenting shareholder who seeks payment of the fair value of his or her shares.  Sections 237 to 247 of the BCBCA require strict adherence to the procedures established therein and failure to do so may result in the loss of all of the dissenter's rights.  Accordingly, each shareholder who might desire to exercise the dissenter's rights should carefully consider and comply with the provisions of the section, the full text of which is set out in Schedule "B" hereto, and consult such holder's legal advisor.

Management of the Company recommends that shareholders vote in favour of the Special Resolution to sell or otherwise dispose of all or substantially all of the undertaking of the Company, and the persons named in the enclosed amended form of proxy intend to vote for the approval of the Special Resolution at the Meeting, unless otherwise directed by the shareholders appointing them.

OTHER MATTERS

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OTHER THAN THOSE REFERRED TO IN THE NOTICE OF MEETING, AS AMENDED.  HOWEVER, SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE SHARES REPRESENTED BY THE AMENDED FORM OF PROXY.

SCHEDULE “B”

Dissent Rights Under the BCBCA

S. 237 TO 247 OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

Division 2 —  Dissent Proceedings

Definitions and application

237(1)

In this Division:

"dissenter" means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

"notice shares" means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

"payout value" means,

(a)

in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b)

in the case of a dissent in respect of an arrangement approved by a court order made under section 291(2)(c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement, or

(c)

in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order,

excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2)

This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a)

the court orders otherwise, or

(b)

in the case of a right of dissent authorized by a resolution referred to in section 238(1)(g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238(1)

A shareholder of a company, whether or not the shareholder's shares carry the right to vote, is entitled to dissent as follows:

(a)

under section 260, in respect of a resolution to alter the articles to alter restrictions on the powers of the company or on the business it is permitted to carry on;

(b)

under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c)

under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d)

in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e)

under section 301(5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company's undertaking;

(f)

under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g)

in respect of any other resolution, if dissent is authorized by the resolution;

(h)

in respect of any court order that permits dissent.

(2)  A shareholder wishing to dissent must

(a)

prepare a separate notice of dissent under section 242 for

(i)

the shareholder, if the shareholder is dissenting on the shareholder's own behalf, and

(ii)

each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is dissenting,

(b)

identify in each notice of dissent, in accordance with section 242(4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c)

dissent with respect to all of the shares, registered in the shareholder's name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3)  Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a)

dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b)

cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239(1)

A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2)

A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a)

provide to the company a separate waiver for

(i)

the shareholder, if the shareholder is providing a waiver on the shareholder's own behalf, and

(ii)   each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is providing a waiver, and

(b)

identify in each waiver the person on whose behalf the waiver is made.

(3)  If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder's own behalf, the shareholder's right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a)

the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b)

any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4)

If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240(1)

If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)

a copy of the proposed resolution, and

(b)

a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2)

If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)

a copy of the proposed resolution, and

(b)

a statement advising of the right to send a notice of dissent.

(3)

If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors' resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a)

a copy of the resolution,

(b)

a statement advising of the right to send a notice of dissent, and

(c)

if the resolution has passed, notification of that fact and the date on which it was passed.

(4)

Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241

If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a)

a copy of the entered order, and

(b)

a statement advising of the right to send a notice of dissent.

Notice of dissent

242(1)

A shareholder intending to dissent in respect of a resolution referred to in section 238(1) (a), (b), (c), (d), (e) or (f) must,

(a)

if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b)

if the company has complied with section 240(3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c)

if the company has not complied with section 240(1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i)

the date on which the shareholder learns that the resolution was passed, and

(ii)

the date on which the shareholder learns that the shareholder is entitled to dissent.

(2)

A shareholder intending to dissent in respect of a resolution referred to in section 238(1)(g)

must send written notice of dissent to the company

(a)

on or before the date specified by the resolution or in the statement referred to in section 240(2) (b) or (3)(b) as the last date by which notice of dissent must be sent, or

(b)

if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3)

A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a)

within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b)

if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4)

A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a)

if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b)

if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i)

the names of the registered owners of those other shares,

(ii)

the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)

a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c)

if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i)

the name and address of the beneficial owner, and

(ii)

a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder's name.

(5)

The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243(1)

A company that receives a notice of dissent under section 242 from a dissenter must,

(a)

if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i)

the date on which the company forms the intention to proceed, and

(ii)

the date on which the notice of dissent was received, or

(b)

if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2)

A notice sent under subsection (1)(a) or (b) of this section must

(a)

be dated not earlier than the date on which the notice is sent,

(b)

state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c)

advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244(1)

A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a)

a written statement that the dissenter requires the company to purchase all of the notice shares,

(b)

the certificates, if any, representing the notice shares, and

(c)

if section 242(4)(c) applies, a written statement that complies with subsection (2) of this section.

(2)  The written statement referred to in subsection (1) (c) must

(a)

be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b)

set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i)

the names of the registered owners of those other shares,

(ii)

the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)

that dissent is being exercised in respect of all of those other shares.

(3)

After the dissenter has complied with subsection (1),

(a)

the dissenter is deemed to have sold to the company the notice shares, and

(b)

the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4)

Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5)

Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6)

A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245(1)

A company and a dissenter who has complied with section 244(1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a)

promptly pay that amount to the dissenter, or

(b)

if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2)

A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a)

determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b)

join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244(1), and

(c)

make consequential orders and give directions it considers appropriate.

(3)

Promptly after a determination of the payout value for notice shares has been made under subsection (2)(a) of this section, the company must

(a)

pay to each dissenter who has complied with section 244(1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter's notice shares, or

(b)

if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4)

If a dissenter receives a notice under subsection (1)(b) or (3)(b),

(a)

the dissenter may, within 30 days after receipt, withdraw the dissenter's notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b)

if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5)

A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a)

the company is insolvent, or

(b)

the payment would render the company insolvent.

Loss of right to dissent

246

The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a)

the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b)

the resolution in respect of which the notice of dissent was sent does not pass;

(c)

the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d)

the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e)

the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f)

a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g)

with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h)

the notice of dissent is withdrawn with the written consent of the company;

(i)

the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

If, under section 244(4) or (5), 245(4)(a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a)

the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244(1)(b) or, if those share certificates are unavailable, replacements for those share certificates,

(b)

the dissenter regains any ability lost under section 244(6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c)

the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.